SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

15 July 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 15 July 2011

                re: EUROPEAN BANKING AUTHORITY STRESS TEST RESULT

73/11
15 July 2011

EUROPEAN BANKING AUTHORITY (EBA) STRESS TEST RESULTS

Lloyds Banking Group (the 'Group') was subject to the 2011 EU-wide stress test conducted by the European Banking Authority (the 'EBA'), in cooperation with the FSA, the European Central Bank (the 'ECB'), the European Commission and the European Systemic Risk Board.

The Group notes the announcement made today by the EBA on the EU-wide stress test and fully acknowledges the outcomes of this exercise.  The Group welcomes the steps being taken by the EBA to assess the resilience of financial institutions across the EU to adverse market developments, and to contribute to the overall assessment of systemic risk in the EU financial system.

The EU-wide stress test, carried out across 90 banks covering over 65 per cent of the EU banking system total assets, seeks to assess the resilience of European banks to severe shocks and their specific solvency in hypothetical stress events under certain restrictive conditions.

The EBA stress test was carried out based on common methodology and key common assumptions, as published in the EBA's Methodological note (eg constant balance sheet, uniform treatment of securitisation exposures).  The assumptions and methodology were established to assess banks' capital adequacy against a 5 per cent core tier 1 capital benchmark and are intended to provide confidence in the resilience of the banks tested.  The adverse stress test scenario was set by the ECB and covers a two-year time horizon (2011-2012).  The stress test has been carried out using a static balance sheet assumption as at December 2010, with exemptions applied for restructuring plans agreed with the European Commission that are disclosed before 30 April 2011 and take place within the time horizon of the exercise.

As a result of the assumed shock, the estimated consolidated core tier 1 capital ratio of the Group would change to 7.7 per cent under the adverse scenario in 2012 compared to 10.2 per cent as at the end of 2010.  This result incorporates the effects of measures announced and fully committed up to 30 April 2011 and the mandatory restructuring plans agreed with the EU Commission before 30 April 2011.

The EU-wide stress test requires that the results, which will be disclosed to the market, are acted on to improve the resilience of the financial system.  Following completion of the EU-wide stress test, the results determine that the Group meets the capital benchmark set out for the purpose of the stress test.  The Group will continue to ensure that appropriate capital is maintained.

Lloyds Banking Group has a robust capital position.  At the end of March 2011, as confirmed in the Group's Q1 2011 Interim Management Statement, the Group's core tier 1 capital ratio was 10 per cent.  In addition, the Group has contingent capital which was not taken into account in the EBA exercise.  This would be available to absorb losses in a more severe stress.

The FSA also continues to monitor UK banks against its own stringent set of stress scenarios.  The Group continues to meet comfortably the current higher capital standards introduced since the financial crisis began.

The adverse scenario designed by the EBA is more severe than the 2010 exercise conducted by the Committee of European Banking Supervisors, in terms both of deviation from the baseline scenario and the probability that it materialises.  It includes a marked deterioration in the main macro-economic variables such as GDP, unemployment, commercial property and house prices.  The adverse scenario also includes a specific sovereign stress in the EU, leading to further falls in the price of some EU bonds from the already stressed levels seen at the end of 2010.

As expected, the Group's core tier 1 capital, when stressed in accordance with the EBA's defined methodology, remains well above the capital benchmark required.

As noted in the disclosure templates published by the EBA, neither the baseline scenario nor the adverse scenario illustrated in the templates should in any way be construed as a forecast by individual institutions, including the Group, or directly compared to other information published by participants.  The stress test does not take into account future business strategies and management actions and is not a predictor of future financial outcomes for the Group.

Please refer to the recent announcement on the Outcome of The Strategic Review for details of the bank's future business strategy and the current guidance on expected future financial performance.

Further details

Further details with respect to the Group's financial performance will be available on 4 August, when it issues its 2011 Half-Year Results.

The detailed results of the stress test in relation to all participating banks under the baseline and adverse scenarios as well as information on the banks' credit exposures and exposures to central and local governments are published on the EBA website.  The disclosure tables are based on the common format provided by the EBA.  The disclosure template in relation to the Group is also available on the Group's website,
www.lloydsbankinggroup.com/investors/shareholder_information/stress_tests.asp

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 15 July 2011